CUSIP No. 85208T107	SCHEDULE 13G	Page 1 of 17 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Sprinklr, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.00003 PAR VALUE PER SHARE

(Title of Class of Securities)

85208T107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85208T107	SCHEDULE 13G	Page 2 of 17 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,947,814 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,947,814 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,947,814 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.1% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents 10,947,814 shares of Class A Common Stock held directly by ICONIQ Strategic Partners, L.P.
(2)

The percent of class was calculated based on 98,204,985 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 10, 2021.

CUSIP No. 85208T107	SCHEDULE 13G	Page 3 of 17 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners-B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,747,682 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,747,682 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,747,682 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents 2,747,682 shares of Class A Common Stock held directly by ICONIQ Strategic Partners-B, L.P.
(2)

The percent of class was calculated based on 98,204,985 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 10, 2021.

CUSIP No. 85208T107	SCHEDULE 13G	Page 4 of 17 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 13,695,496 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 13,695,496 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,695,496 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.9% (2)
12.	TYPE OF REPORTING PERSON PN

(1)

Represents 13,695,496 shares of Class A Common Stock held directly by ICONIQ Strategic Partners, L.P. and ICONIQ Strategic Partners-B, L.P. ICONIQ Strategic Partners GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners, L.P. and ICONIQ Strategic Partners-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners, L.P. and ICONIQ Strategic Partners-B, L.P.

(2)

The percent of class was calculated based on 98,204,985 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 10, 2021.

CUSIP No. 85208T107	SCHEDULE 13G	Page 5 of 17 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners TT GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 13,695,496 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 13,695,496 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,695,496 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.9% (2)
12.	TYPE OF REPORTING PERSON CO

(1)

Represents 13,695,496 shares of Class A Common Stock held directly by ICONIQ Strategic Partners, L.P. and ICONIQ Strategic Partners-B, L.P. ICONIQ Strategic Partners GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners, L.P. and ICONIQ Strategic Partners-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners, L.P. and ICONIQ Strategic Partners-B, L.P. ICONIQ Strategic Partners TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners GP, L.P.

(2)

The percent of class was calculated based on 98,204,985 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 10, 2021.

CUSIP No. 85208T107	SCHEDULE 13G	Page 6 of 17 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,458,002 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,458,002 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,458,002 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents 6,458,002 shares of Class A Common Stock held directly by ICONIQ Strategic Partners II, L.P.
(2)

The percent of class was calculated based on 98,204,985 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 10, 2021.

CUSIP No. 85208T107	SCHEDULE 13G	Page 7 of 17 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners II-B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,055,327 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,055,327 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,055,327 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents 5,055,327 shares of Class A Common Stock held directly by ICONIQ Strategic Partners II-B, L.P.
(2)

The percent of class was calculated based on 98,204,985 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 10, 2021.

CUSIP No. 85208T107	SCHEDULE 13G	Page 8 of 17 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners II GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,513,329 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 11,513,329 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,513,329 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7% (2)
12.	TYPE OF REPORTING PERSON PN

(1)

Represents 11,513,329 shares of Class A Common Stock by ICONIQ Strategic Partners II, L.P. and ICONIQ Strategic Partners II-B, L.P. ICONIQ Strategic Partners II GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners II, L.P. and ICONIQ Strategic Partners II-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners II, L.P. and ICONIQ Strategic Partners II-B, L.P.

(2)

The percent of class was calculated based on 98,204,985 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 10, 2021.

CUSIP No. 85208T107	SCHEDULE 13G	Page 9 of 17 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners II TT GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,836,794 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 11,836,794 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,836,794 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25.7% (2)
12.	TYPE OF REPORTING PERSON CO

(1)

Represents 11,836,794 shares of Class A Common Stock held directly by ICONIQ Strategic Partners II, L.P. and ICONIQ Strategic Partners II-B, L.P. ICONIQ Strategic Partners II GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners II, L.P. and ICONIQ Strategic Partners II-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners II, L.P. and ICONIQ Strategic Partners II-B, L.P. ICONIQ Strategic Partners II TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners II GP, L.P.

(2)

The percent of class was calculated based on 98,204,985 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 10, 2021.

CUSIP No. 85208T107	SCHEDULE 13G	Page 10 of 17 Pages

1.	NAMES OF REPORTING PERSONS Divesh Makan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 25,208,825 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 25,208,825 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,208,825 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25.7% (2)
12.	TYPE OF REPORTING PERSON IN

(1)

Represents 25,208,825 shares of Class A Common held directly by ICONIQ Strategic Partners, L.P., ICONIQ Strategic Partners-B, L.P., ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. ICONIQ Strategic Partners GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners, L.P. and ICONIQ Strategic Partners-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners, L.P. and ICONIQ Strategic Partners-B, L.P. ICONIQ Strategic Partners TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners GP, L.P. ICONIQ Strategic Partners II GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners II, L.P. and ICONIQ Strategic Partners II-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners II, L.P. and ICONIQ Strategic Partners II-B, L.P. ICONIQ Strategic Partners II TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners II GP, L.P. Divesh Makan and William J.G. Griffith are the sole equity holders of each of ICONIQ Strategic Partners TT GP, Ltd. and ICONIQ Strategic Partners II TT GP, Ltd.

(2)

The percent of class was calculated based on 98,204,985 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 10, 2021.

CUSIP No. 85208T107	SCHEDULE 13G	Page 11 of 17 Pages

1.	NAMES OF REPORTING PERSONS William J.G. Griffith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 25,532,290 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 25,532,290 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,532,290 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 59.1% (2)
12.	TYPE OF REPORTING PERSON IN

(1)

Represents 25,208,825 shares of Class A Common Stock held directly by ICONIQ Strategic Partners, L.P., ICONIQ Strategic Partners-B, L.P., ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. ICONIQ Strategic Partners GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners, L.P. and ICONIQ Strategic Partners-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners, L.P. and ICONIQ Strategic Partners-B, L.P. ICONIQ Strategic Partners TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners GP, L.P. ICONIQ Strategic Partners II GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners II, L.P. and ICONIQ Strategic Partners II-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners II, L.P. and ICONIQ Strategic Partners II-B, L.P. ICONIQ Strategic Partners II TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners II GP, L.P. Divesh Makan and William J.G. Griffith are the sole equity holders of each of ICONIQ Strategic Partners TT GP, Ltd. and ICONIQ Strategic Partners II TT GP, Ltd.

(2)

The percent of class was calculated based on 98,204,985 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 10, 2021.

CUSIP No. 85208T107	SCHEDULE 13G	Page 12 of 17 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Sprinklr, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

29 West 35th Street, 7th Floor New York, NY 10001

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)   ICONIQ Strategic Partners, L.P., a Cayman Islands exempted limited partnership (“ICONIQ”).

(ii)   ICONIQ Strategic Partners-B, L.P., a Cayman Islands exempted limited partnership (“ICONIQ-B”, and together with ICONIQ, the “ICONIQ Funds”).

(iii)    ICONIQ Strategic Partners II, L.P., a Cayman Islands exempted limited partnership (“ICONIQ II”).

(iv)  ICONIQ Strategic Partners II-B, L.P., a Cayman Islands exempted limited partnership (“ICONIQ II-B”, and together with ICONIQ II, the “ICONIQ II Funds”).

(v)    ICONIQ Strategic Partners GP, L.P., a Cayman Islands exempted limited partnership (“ICONIQ GP”), the sole general partner of each of ICONIQ and ICONIQ-B.

(vi)  ICONIQ Strategic Partners II GP, L.P., a Cayman Islands exempted limited partnership (“ICONIQ II GP”), the sole general partner of each of ICONIQ II and ICONIQ II-B.

(vii)   ICONIQ Strategic Partners TT GP, Ltd., a Cayman Islands exempted company (“ICONIQ Parent GP”), the sole general partner of ICONIQ GP.

(viii)   ICONIQ Strategic Partners II TT GP, Ltd., a Cayman Islands exempted company (“ICONIQ II Parent GP”), the sole general partner of ICONIQ II GP.

(ix)  Divesh Makan, a citizen of the United States (“Makan”).

(x)    William J.G. Griffith, a citizen of the United States (“Griffith”), together with Makan, are the sole equity holders of each of ICONIQ Parent GP and ICONIQ II Parent GP.

The address of the principal business office of each of the reporting persons is c/o ICONIQ Capital, 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111.

	(d)	Title of Class of Securities:

Class A Common Stock, $0.00003 par value per share ( “Class A Common Stock”)

	(e)	CUSIP Number: 85208T107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 85208T107	SCHEDULE 13G	Page 13 of 17 Pages

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

		(i)	ICONIQ directly owns 10,947,814 shares of Class A Common Stock, which represents approximately 11.1% of the outstanding Class A Common Stock.

		(ii)	ICONIQ-B directly owns 2,747,682 of Class A Common Stock, which represents approximately 2.8% of the outstanding Class A Common Stock.

		(iii)	ICONIQ GP may be deemed to beneficially own 13,695,496 shares of Class A Common Stock owned by the ICONIQ Funds, which represents approximately 13.9% of the outstanding Class A Common Stock.

		(iv)	ICONIQ Parent GP may be deemed to beneficially own 13,695,496 shares of Class A Common Stock owned by the ICONIQ Funds, which represents approximately 13.9% of the outstanding Class A Common Stock.

		(v)	ICONIQ II directly owns 6,458,002 shares of Class A Common Stock, which represents approximately 6.6% of the outstanding Class A Common Stock.

		(vi)	ICONIQ II-B directly owns 5,055,327 shares of Class A Common Stock, which represents approximately 5.1% of the outstanding Class A Common Stock.

		(vii)	ICONIQ II GP may be deemed to beneficially own 11,513,329 shares of Class A Common Stock owned by the ICONIQ II Funds, which represents approximately 11.7% of the outstanding Class A Common Stock.

(viii)

ICONIQ II Parent GP may be deemed to beneficially own 11,513,329 shares of Class A Common Stock owned by the ICONIQ II Funds, which represents approximately 11.7% of the outstanding Class A Common Stock.

(ix)

Makan may be deemed to beneficially own 25,208,825 shares of Class A Common Stock owned by the ICONIQ Funds and the ICONIQ II Funds, which represents approximately 25.7% of the outstanding Class A Common Stock.

(x)

Griffith may be deemed to beneficially own 25,208,825 shares of Class A Common Stock, owned by the ICONIQ Funds and the ICONIQ II Funds, which represents approximately 25.7% of the outstanding Class A Common Stock.

The percent of class was calculated based on 98,204,985 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 10, 2021.

	(c)	Number of shares as to which such person has:

	Number of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
ICONIQ	10,947,814	0	10,947,814	0
ICONIQ-B	2,747,682	0	2,747,682	0
ICONIQ GP	13,695,496	0	13,695,496	0
ICONIQ Parent GP	13,695,496	0	13,695,496	0
ICONIQ II	6,458,002	0	6,458,002	0
ICONIQ II-B	5,055,327	0	5,055,327	0
ICONIQ II GP	11,513,329	0	11,513,329	0
ICONIQ II Parent GP	11,513,329	0	11,513,329	0
Makan	25,208,825	0	25,208,825	0
Griffith	25,208,825	0	25,208,825	0

(i)	Sole power to vote or direct the vote

CUSIP No. 85208T107	SCHEDULE 13G	Page 14 of 17 Pages

(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 98,204,985 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 10, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1)

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 85208T107	SCHEDULE 13G	Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

ICONIQ Strategic Partners, L.P., a Cayman
Islands exempted limited partnership

By:	ICONIQ Strategic Partners GP, L.P., a
Cayman Islands Exempted limited partner,
its General Partner

By:	ICONIQ Strategic Partners TT GP, Ltd, a
Cayman Islands exempted company,
its General Partner

By:	Kevin Foster
Title:	Authorized Person

/s/ Kevin Foster
Signature of Reporting Person

ICONIQ Strategic Partners-B, L.P., a Cayman
Islands exempted limited partnership

By:	ICONIQ Strategic Partners GP, L.P., a
Cayman Islands exempted limited
partnership, its General Partner

By:	ICONIQ Strategic Partners TT GP, Ltd., a
Cayman Islands exempted company, its
General Partner

By:	Kevin Foster
Title:	Authorized Person

/s/ Kevin Foster
Signature of Reporting Person

CUSIP No. 85208T107	SCHEDULE 13G	Page 16 of 17 Pages

ICONIQ Strategic Partners II, L.P., a Cayman Islands exempted limited partnership

By:	ICONIQ Strategic Partners II GP, L.P., a Cayman Islands exempted limited partnership, its General Partner

By:	ICONIQ Strategic Partners II TT GP, Ltd., a Cayman Islands exempted company, its General Partner

By:	Kevin Foster
Title:	Authorized Person

/s/ Kevin Foster
Signature of Reporting Person

ICONIQ Strategic Partners II-B, L.P., a Cayman Islands exempted limited partnership

By:	ICONIQ Strategic Partners II GP, L.P., a Cayman Islands exempted limited partnership, its General Partner

By:	ICONIQ Strategic Partners II TT GP, Ltd., a Cayman Islands exempted company, its General Partner

By:	Kevin Foster
Title:	Authorized Person

/s/ Kevin Foster
Signature of Reporting Person

ICONIQ Strategic Partners GP, L.P., a
Cayman Islands exempted limited partnership

By:	ICONIQ Strategic Partners TT GP, Ltd., a Cayman Islands exempted company, its General Partner

By:	Kevin Foster
Title:	Authorized Person

/s/ Kevin Foster
Signature of Reporting Person

ICONIQ Strategic Partners TT GP, Ltd., a Cayman Islands exempted company

By:	Kevin Foster
Title:	Authorized Person

/s/ Kevin Foster
Signature of Reporting Person

CUSIP No. 85208T107	SCHEDULE 13G	Page 17 of 17 Pages

ICONIQ Strategic Partners II GP, L.P., a
Cayman Islands exempted limited partnership

By:	ICONIQ Strategic Partners II TT GP, Ltd.,
a Cayman Islands exempted company, its
General Partner

By:	Kevin Foster
Title:	Authorized Person

/s/ Kevin Foster
Signature of Reporting Person

ICONIQ Strategic Partners II TT GP, Ltd., a
Cayman Islands exempted company

By:	Kevin Foster
Title:	Authorized Person

/s/ Kevin Foster
Signature of Reporting Person

Divesh Makan

/s/ Divesh Makan
Signature of Reporting Person

William J.G. Griffith

/s/ William J.G. Griffith
Signature of Reporting Person